Exceed Announces Extension of Share Repurchase Program

Fujian, China — February 13, 2012 — Exceed Company Ltd. (NASDAQ: EDS) (“EDS”, “Exceed” or the “Company”), the owner and operator of “Xidelong” brand – one of the leading domestic sportswear brands in China, today announced that its Board of Directors (the “Board”) has extended the date of expiration of Exceed’s existing US$10 million share repurchase program from February 14, 2012 to August 14, 2012. To date, the Company has purchased up to 485,242 of its ordinary shares, at an aggregate cost of approximately US$2.1 million, with a balance of approximately US$7.9 million available for further repurchases under the share repurchase program.

The share repurchase program will be reviewed from time to time and may be adjusted or terminated at any time without prior notice. Stock repurchases under this program may be made through open market purchases, in privately negotiated transactions, in block trades, pursuant to a 10b5-1 plan, or otherwise. The timing and actual number of shares repurchased will depend on market conditions, trading price of the ordinary shares and other factors and be subject to the restrictions relating to volume, price and timing under applicable laws.

Mr. Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “We remain confident in our long-term strategy to expand Exceed’s share of the domestic sportswear market and deliver profitable growth. With our healthy balance sheet and strong financial position, we continue to maintain the flexibility to both return value to shareholders and invest in our future growth.”

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in the second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on NASDAQ under the symbol "EDS".

For further information, please contact:

Investor Relations (Hong Kong)

Investor Relations (Hong Kong) Mahmoud Siddig Taylor Rafferty T: +852 3196 3712 E: Exceed@Taylor-Rafferty.com	Investor Relations (US) Bryan Degnan Taylor Rafferty T: +1 (212) 889-4350 E: Exceed@Taylor-Rafferty.com